UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 24, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Textura Corporation

File No. 001-35956 - CF#30462

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       Textura Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K/A filed on November 25, 2013.

       Based on representations by Textura Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

              Exhibit 2.1   through November 25, 2023

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

              Elizabeth M. Murphy
              Secretary